EXHIBIT 99.1

Ultrapetrol Announces Results of Special General Meeting of Shareholders

NASSAU, Bahamas, Jan. 28, 2011 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in three core markets (River Business, Offshore Supply Business, and Ocean Business), today announced the results of the special general meeting of its shareholders held on January 28, 2011.

At the meeting, shareholders approved the issuance of up to 13,100,000 shares of common stock if and when holders of the Company's $80,000,000 7.25% Convertible Senior Notes due 2017 elect to convert their Notes pursuant to the terms of the offer. The conversion rate of the Notes, which is subject to adjustment, will not exceed 163.1321 shares of common stock per $1,000 principal amount.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, the general cargo and container trade, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=3164

ULTR-G

CONTACT: The IGB Group
         Leon Berman / David Burke
         212-477-8438 / 646-673-9701
         lberman@igbir.com / dburke@igbir.com